December 2, 2011

VIA EDGAR U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:

AdvisorOne Funds, Pre-Effective Amendment No. 1 to Registration Statement on

Form N-14 (File No. 333-177503)

Ladies and Gentlemen:

On behalf of AdvisorOne Funds (the “Registrant”), attached for filing under the Securities Act of 1933 (the “1933 Act”) is the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14.  The initial Registration Statement on Form N-14 was filed on October 25, 2011 (Accession Number 0000910472-11-002128).  The filings relate to the proposed acquisition of the assets and liabilities of the Milestone Treasury Obligations Fund (the “Acquired Fund”) by the Milestone Treasury Obligations Fund , a newly created series of the Registrant (the “Acquiring Fund”). Please note that the Acquiring Fund is a “shell fund” that is expected to be effective before the closing of the proposed acquisition.  The combined Proxy Statement/Prospectus contained in this filing will be used in the solicitation of proxies of the shareholders of the Acquired Fund to approve an Agreement and Plan of Reorganization pursuant to which all of the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

This Pre-Effective Amendment No. 1 is being filed to respond to comments received from the Division of Investment Management staff, add certain expense and financial information, and otherwise materially complete the Registration Statement.  The responses to the comments received from the staff also were submitted via EDGAR correspondence.  As discussed with members of the staff of the Commission, we hereby request, on behalf of the Registrant, acceleration of the effective date of this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 pursuant to Rule 461(a) under the 1933 Act to December 6, 2011 or, in the alternative, acceleration to the earliest possible time thereafter.

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

4.

The Registrant may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Should you have any questions, please contact Terrence Davis at 202.973.2735.

Sincerely,

/s/ Thompson Hine, LLP

Thompson Hine, LLP